================================================================================
    As filed with the Securities and Exchange Commission on March 20, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               THE SHAW GROUP INC.
                       (Name of Subject Company (Issuer))

                               THE SHAW GROUP INC.
                        (Name of Filing Person (Issuer))

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         LIQUID YIELD OPTION(TM) NOTES DUE 2021 (ZERO COUPON -- SENIOR)
                         (Title of Class of Securities)
                             820280AC9 and 820280AA3
                     (CUSIP Numbers of Class of Securities)

                                   ----------

       Gary P. Graphia                 Copy to:                  Copy to:
Secretary and General Counsel       David P. Oelman         Kris F. Heinzelman
     The Shaw Group Inc.            Thomas P. Mason       Cravath, Swaine & Moore
       4171 Essen Lane          Vinson & Elkins L.L.P.        Worldwide Plaza
    Baton Rouge, LA 70809        2300 First City Tower       825 Eighth Avenue
       (225) 932-2500                 1001 Fannin           New York, NY 10019
                                Houston, TX 77002-6760        (212) 474-1000
                                     (713) 758-2222
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

================================================================================
      TRANSACTION VALUATION *                     AMOUNT OF FILING FEE **
--------------------------------------------------------------------------------
          $250,000,000                                    $20,225
================================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon - Senior).

** The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of securities proposed to be purchased.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:                 $  20,225
                  Form or Registration No.:               005-45328
                  Filing Party:                           The Shaw Group Inc.
                  Date Filed:                             February 26, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

                [ ] Third-party tender offer subject to Rule 14d-1.

                [X] Issuer tender offer subject to Rule 13e-4.

                [ ] Going-private transaction subject to Rule 13e-3.

                [ ] Amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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
                             INTRODUCTORY STATEMENT

         The Shaw Group Inc., a Louisiana corporation ("Shaw"), hereby amends the Tender Offer Statement on Schedule TO ("Schedule TO") originally filed on February 26, 2003, as amended by Amendment No. 1 to the Schedule TO filed on March 14, 2003 ("Amendment No. 1") with respect to the offer by Shaw to purchase for cash up to $384,600,000 aggregate principal amount of its outstanding Liquid Yield Option(TM) Notes due 2021 (Zero Coupon -- Senior) issued on May 1, 2001 (the "LYONs") at a purchase price not greater than $650 nor less than $620 per $1,000 principal amount at maturity, without interest. The information in this Amendment No. 2 to the Schedule TO ("Amendment No. 2") is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO originally filed by Shaw on February 26, 2003 or the Amendment No. 1 filed by Shaw on March 14, 2003 (including the exhibits thereto), except as specifically stated in this Amendment No. 2. Accordingly, you are encouraged to read the information contained in this Amendment No. 2 in conjunction with the information contained in the Schedule TO originally filed by Shaw on February 26, 2003 and the Amendment No. 1 filed by Shaw on March 14, 2003.

         Shaw's offer for the LYONs is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2003, as amended (1) by the Amendment No. 1 filed by Shaw and (2) as set forth in this Amendment No. 2 (the "Offer to Purchase"), and the Letter of Transmittal (the "Letter of Transmittal," which as amended or supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO on February 26, 2003 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 4:15 p.m., Eastern time, on Wednesday, March 26, 2003, unless extended or earlier terminated. The Schedule TO, the Amendment No. 1 and this Amendment No. 2 are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

         The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

         All references in the Schedule TO and the Amendment No. 1 to the Expiration Time as 4:00 p.m., Eastern time, on Monday, March 26, 2003 are hereby amended and restated to refer to the Expiration Time as 4:15 p.m., Eastern time, on Wednesday, March 26, 2003.

ITEM 4.  TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The ninth paragraph under Section 2 -- "Terms of the Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "The Offer will expire at 4:15 p.m., Eastern time, on Wednesday, March 26, 2003, unless extended or earlier terminated by Shaw (such time and date with respect to the Offer, as it may be extended, the ("Expiration Time")."

         The final paragraph under Section 9 -- "Procedures for Tendering LYONs" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "DETERMINATION OF VALIDITY. All questions as to the validity (including time of receipt) and acceptance of any tendered LYONs pursuant to the procedures described above will be determined by us, in our sole discretion, and our determination shall be final and binding. Conditional or contingent tenders will not be considered valid. We reserve the absolute right to reject any or all tenders of LYONS determined by us not to have been properly made or if the acceptance for payment of, or payment for, such LYONs may, in our opinion, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defects or irregularities in any tender as to particular LYONs. However, if we choose to waive one of the conditions to the Offer discussed in Section
12 -- "Conditions of the Offer" to this Offer to Purchase with respect to one LYON holder, we will waive that same condition of the Offer for all LYONs holders. Our interpretation of the terms and conditions of the Offer
(including the Letter of Transmittal and the instructions thereto) will be final and binding. Any defect or irregularity in connection with tenders of LYONs must be cured within such time as we determine, unless waived by us. None of Shaw, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of LYONs, or will incur any liability to holders for failure to give any such notice. If we waive our right to reject a defective tender of LYONs, the tendering holder will be entitled to the applicable payments."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 7 of the Schedule TO is hereby amended and supplemented as follows:

         On Monday, March 17, 2003, Shaw announced that it closed its private placement of $253 million face amount, 10 3/4 percent senior notes due 2010. Simultaneous with the closing of this transaction, the Company also completed the renewal of its $250 million revolving credit facility. As a result of the closings of these two transactions, the conditions of the Offer described in the final 2 bullet points under Section 12 -- "Conditions of the Offer" of the Offer to Purchase have been satisfied.

         The first sentence of the final paragraph of Section 12 -- "Conditions of the Offer" is hereby amended and restated in its entirety as follows:

         "The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (other than circumstances due to any factor within our control) giving rise to such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion up to the Expiration Time.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By: /s/ GARY P. GRAPHIA
--------------------------------------
Name:  Gary P. Graphia
Title: Secretary and General Counsel
Dated: March 20, 2003

                                INDEX TO EXHIBITS

     *(a)  (1)(A)   Offer to Purchase, dated February 26, 2003.

     *(a)  (1)(B)   Letter of Transmittal, including taxpayer I.D. guidelines
                    (appears as Exhibit A to the Offer to Purchase).

     *(a)  (5)      Press Release issued by Shaw on February 26, 2003.

      (b)  (1)      Indenture, dated as of March 17, 2003, between The Shaw
                    Group Inc., the Subsidiary Guarantors named therein and The
                    Bank of New York, as trustee, for 10 3/4% Senior Notes due
                    2010.

      (c)           Not required.

     *(d) Indenture, dated as of May 1, 2001, by and between The Shaw Group Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw's current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

      (e)           Not required.

      (g)           None.

      (h)           None.

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      *  Previously filed